SEC 1746 (1-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218352102

(CUSIP Number)

Hilary Strain

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 218352102	13D	Page 2 of 12 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta BioPharma Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,125,059 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,125,059 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,125,059 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule is filed by Alta BioPharma Partners II, L.P. (“ABPII”), Alta BioPharma Management II, LLC (“ABPMII”), Alta Embarcadero BioPharma Partners II, LLC (“AEBPII”), Farah Champsi , Jean Deleage, and Edward Penhoet  (collectively, the “Filing Persons”).  The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Consists of 5,484,063 shares of Common Stock held of record by ABPII, and 640,996 shares of Common Stock underlying currently exercisable warrants held by ABPII.  ABPII has sole voting and dispositive control over the foregoing shares of Common Stock except that ABPMII, the general partner of ABPII, and Farah Champsi, and Jean Deleage, the managing directors of ABPMII and Edward Penhoet, director of ABPMII, may be deemed to share the power to direct the voting and dispositive control over such stock.

(3)  Based on 63,011,626 shares of Common Stock outstanding plus warrants held by ABP II and AEBPII as of the date hereof; this includes 49,763,206 shares of Common Stock outstanding as of August 7, 2009 as reported by the Issuer, 12,596,475 shares of Common Stock issued on October 16, 2009 in connection with a private placement of securities by the Issuer (the “Offering”), and 640,996 shares of Common Stock underlying warrants held by ABPII and 10,949 shares of Common Stock underlying warrants held by AEBPII.

CUSIP NO. 218352102	13D	Page 3 of 12 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta BioPharma Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,125,059 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,125,059 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,125,059 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% (3)
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 218352102	13D	Page 4 of 12 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta Embarcadero BioPharma Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 191,153 (4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 191,153 (4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 191,153 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.3% (3)
14.	Type of Reporting Person (See Instructions) OO

(4)  Consists of 180,204 shares of Common Stock held of record by AEBPII and 10,949 shares of Common Stock underlying currently exercisable warrants held by AEBPII.  AEBPII has sole voting and dispositive control over the foregoing shares of Common Stock except that Farah Champsi, Jean Deleage, and Edward Penhoet, the managers of AEBPII, may be deemed to share the power to direct the voting and dispositive control over such stock.

CUSIP NO. 218352102	13D	Page 5 of 12 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Farah Champsi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,316,212 (5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,316,212 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,316,212 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(5)  Consists of 5,484,063 shares of Common Stock held of record by ABPII, 180,204 shares of Common Stock held of record by AEBPII, 640,996 shares of Common Stock underlying currently exercisable warrants held by ABPII and 10,949 shares of Common Stock underlying currently exercisable warrants held by AEBPII.  ABPII has sole voting and dispositive control over 5,484,063 shares of Common Stock held of record by ABPII and 640,996 shares of Common Stock underlying currently exercisable warrants held by ABPII, except that ABPMII, the general partner of ABPII, and Farah Champsi, and Jean Deleage, the managing directors of ABPMII, and Edward Penhoet, director of ABPMII, may be deemed to share the power to direct the voting and dispositive control over such stock.  AEBPII has sole voting and dispositive control over 180,204 shares of Common Stock held of record by AEBPII and 10,949 shares of Common Stock underlying currently exercisable warrants held by AEBPII except that Farah Champsi, Jean Deleage, and Edward Penhoet, the managers of AEBPII, may be deemed to share the power to direct the voting and dispositive control over such stock.

CUSIP NO. 218352102	13D	Page 6 of 12 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Jean Deleage
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,316,212 (5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,316,212 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,316,212 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.0% (3)
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 218352102	13D	Page 7 of 12 Pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Edward Penhoet
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 41,250 (6)
	8.	Shared Voting Power 6,316,212 (5)
	9.	Sole Dispositive Power 41,250 (6)
	10.	Shared Dispositive Power 6,316,212 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,357,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.1% (7)
14.	Type of Reporting Person (See Instructions) IN

(6)  Mr. Penhoet has sole voting and dispositive power over 41,250 shares of currently exercisable Common Stock options.

(7)  Based on 63,052,876 shares of Common Stock outstanding plus warrants held by ABP II and AEBPII plus Common Stock options held by Mr. Penhoet as of the date hereof; this includes 49,763,206 shares of Common Stock outstanding as of August 7, 2009 as reported by the Issuer, 12,596,475 shares of Common Stock issued on October 16, 2009 in connection with a private placement of securities by the Issuer (the “Offering”), 640,996 shares of Common Stock underlying warrants held by ABPII, 10,949 shares of Common Stock underlying warrants held by AEBPII, and 41,250 shares of Common stock options held by Mr. Penhoet.

CUSIP NO. 218352102	13D	Page 8 of 12 Pages

Introductory Note:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed to amend the Original Schedule 13D amendment relating to the common stock, par value $0.001 per share, of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2007 (the “Original Schedule 13D”).  The first amendment to Schedule 13D was filed with the SEC on April 4, 2008 (the “First Amended Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.

Identity and Background.

(a) This Statement is being filed by (i) Alta BioPharma Partners II, L.P., a Delaware limited partnership (“ABPII”), by virtue of it being the record owner of 5,484,063 shares of Common Stock of the Issuer; (ii) Alta Embarcadero BioPharma Partners II, LLC, a California limited liability company (“AEBPII”), by virtue of it being the record holder of 180,204 shares of Common Stock . (iii) Alta BioPharma Management II, LLC, a Delaware limited liability company (“ABPMII”), by virtue of being the sole general partner of ABPII; (iv) Farah Champsi and Jean Deleage (collectively referred to as the “Managing Directors”), the managing directors of ABPMII, the managers of AEBPII; and (v) Edward Penhoet, director of ABPMII, and the Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

“The aggregate purchase price of the securities reported hereby was approximately $7 million.  ABPII and AEBPII received the funds used to purchase such securities from capital contributions made to ABPII and AEBPII by its partners and members for investment purposes.”

Item 4.

Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

“On October 12, 2009, the Issuer entered into a Securities Purchase Agreement with a number of accredited investors (the “Offering”), including ABPII and AEBPII, pursuant to which (i) ABPII purchased 337,245 shares of Common Stock and warrants to purchase 118,036 shares of Common Stock, and (ii) AEBPII purchased 12,406 shares of Common Stock and warrants to purchase 4,342 shares of Common Stock.  The Offering closed on October 16, 2009.  The purchase price of the shares was $1.43 per share.  The purchase price of the warrants was $0.125 per warrant share.  The warrants are immediately exercisable, have a three year term and an exercise price of $1.66 per share.

On March 14, 2008, the Issuer entered into a Securities Purchase Agreement with a number of accredited investors, including ABPII and AEBPII, pursuant to which (i) ABPII purchased 1,045,921 shares of Common Stock and warrants to purchase 522,960 shares of Common Stock, and (ii) AEBPII purchased 13,214 shares of Common Stock and warrants to purchase 6,607 shares of Common Stock.  The purchase price of the shares was $2.77 per share.  The purchase price of the warrants was $0.125 per warrant share.  The warrants are immediately exercisable, have a seven year term and an exercise price of $2.77 per share.

On August 17, 2007, the Issuer entered into a Securities Purchase Agreement with a number of accredited investors, including ABPII and AEBPII, pursuant to which (i) ABPII purchased 918,589 shares of Common Stock, and (ii) AEBPII purchased 33,792 shares of Common Stock.  The purchase price of the shares was $2.10 per share.

On March 30, 2007, the Issuer entered into a Securities Purchase Agreement with a number of accredited investors, including ABPII and AEBPII, pursuant to which (i) ABPII purchased 1,446,777 shares of Common Stock, and (ii) AEBPII purchased 53,223 shares of Common Stock.  The purchase price of the shares was $1.00 per share.

CUSIP NO. 218352102	13D	Page 9 of 12 Pages

In each instance described above, the Funds acquired the securities for investment purposes.

Subject to the foregoing, none of the Reporting Person have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to  propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or it subsidiaries, or other transactions which might have the effect of  causing the Common Stock to become eligible for termination of registration under Section 12 (g) of the Securities and Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.”

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D is hereby amended and restated in their entirety to read as follows:

“(a) and (b)

As of the date hereof, ABPII beneficially owns 5,484,063 shares of Common Stock (representing 9.7% of the Issuer’s Common Stock), including 640,996 shares issuable upon exercise of warrants within 60 days, and exercises sole voting and dispositive power over such shares, except to the extent set forth below.

As of the date hereof, AEBPII beneficially owns 180,204 shares of Common Stock (representing 0.3% of the Issuer’s Common Stock), including 10,949 shares issuable upon exercise of warrants within 60 days, and exercises sole voting and dispositive power over such shares, except to the extent set forth below.

As of the date hereof, ABPMII, the general partner of ABPII, beneficially owns 5,484,063 shares of Common Stock (representing 9.7% of the Issuer’s Common Stock).  ABPMII may be deemed to share the power to direct the voting and dispositive control over 5,484,063 shares held by ABPII, including 640,996 shares issuable upon exercise of warrants within 60 days.

As of the date hereof, Farah Champsi, a managing director of ABPMII and a manager of AEBPII, beneficially owns an aggregate of 6,316,212 shares of Common Stock (representing 10.0% of the Issuer’s Common Stock).  Ms. Champsi may be deemed to share the power to direct the voting and dispositive control over 5,664,267 shares held by ABPII and AEBPII, including an aggregate of 651,945 shares issuable upon exercise of warrants within 60 days.

As of the date hereof, Jean Deleage, a managing director of ABPMII and a manager of AEBPII, beneficially owns an aggregate of 6,316,212 shares of Common Stock (representing 10.0% of the Issuer’s Common Stock).  Mr. Deleage may be deemed to share the power to direct the voting and dispositive control over 5,664,267 shares held by ABPII and AEBPII, including an aggregate of 651,945 shares issuable upon exercise of warrants within 60 days.

As of the date hereof, Edward Penhoet, a director of ABPMII and a manager of AEBPII, beneficially owns an aggregate of 6,357,462 shares of Common Stock (representing 10.1% of the Issuer’s Common Stock).  Mr. Penhoet may be deemed to share the power to direct the voting and dispositive control over 5,664,267 shares held by ABPII and AEBPII, including an aggregate of 651,945 shares issuable upon exercise of warrants within 60 days.  Mr. Penhoet also has sole voting and dispositive power over 41,250 shares of Common Stock options exercisable within 60 days.

(c)

Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock) beneficially owned by any of the Reporting Persons.

(e)

Not applicable.”

CUSIP NO. 218352102	13D	Page 10 of 12 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

“Edward Penhoet, a Director of ABPMII, is a member of the Issuer’s board of directors.

The shares of Common Stock sold and issued on October 16, 2009 have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. As part of the transaction, the Issuer has agreed to file a registration statement with the Securities and Exchange Commission for purposes of registering the resale of the shares of Common Stock sold to the Funds and the shares of Common Stock underlying the warrants sold to the Funds by November 16, 2009.

Other than as described in this Schedule 13D (including pursuant to the Purchase Agreement) the Reporting Persons are not parties to any other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Statement

CUSIP NO. 218352102	13D	Page 11 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 26, 2009

Alta BioPharma Partners II, L.P.

By Alta BioPharma Management II, LLC

Its General Partner

By:                  /s/ Farah Champsi

Farah Champsi, Managing Director

Alta BioPharma Management II, LLC

By:                 /s/ Farah Champsi

Farah Champsi, Managing Director

Alta Embarcadero BioPharma Partners II, LLC

By:                /s/ Farah Champsi

Farah Champsi, Manager

              /s/ Farah Champs

Farah Champsi

              /s/ Jean Deleage

Jean Deleage

             /s/ Edward Penhoet

Edward Penhoet

CUSIP NO. 218352102	13D	Page 12 of 12 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is filed on behalf of each of us.

Date:  October 26, 2009

Alta BioPharma Partners II, L.P.

By Alta BioPharma Management II, LLC

Its General Partner

By:                   /s/ Farah Champsi

Farah Champsi, Managing Director

Alta BioPharma Management II, LLC

By:                   /s/ Farah Champsi

Farah Champsi, Managing Director

Alta Embarcadero BioPharma Partners II, LLC

By:                 /s/ Farah Champsi

Farah Champsi, Manager

               /s/ Farah Champs

Farah Champsi

               /s/ Jean Deleage

Jean Deleage

               /s/ Edward Penhoet

Edward Penhoet